December 15, 2015

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington DC 20549

Re:	Cedar Realty Trust, Inc.

Form 10-K for the Fiscal Year ended December 31, 2014

Filed February 20, 2015

File No. 001-31817

Dear Ms. Monick:

Reference is made to your letter dated December 2, 2015 bearing the above captioned file number and headings. The following is respectfully submitted by Cedar Realty Trust, Inc. (the “Company”) in response thereto.

Form 10-K for the fiscal year ended December 31, 2014

Consolidated Statements of Operations, page 51

1.	Your comment: We note your response to comment 1. It appears that the properties sold in 2014 were components of an entity (Cedar Realty Trust) as defined in the Master Glossary, and are therefore scoped out of ASC 360-10-45-5. In that regard, please tell us why you believe it is appropriate to classify these gains within operating income. Within your response, please refer to Rule 5-03 of Regulation S-X and any additional authoritative accounting literature management relied upon.

Response: In addition to our prior response, we respectively submit the following to provide further context to support our classification of gains on sales of properties and land parcels. On January 1, 2014, the Company early adopted ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, as noted in our Form 10-K for the fiscal year ended December 31, 2014 in Note 2. Summary of Significant Accounting Policies on page 64. Accordingly, we applied the pending content of ASC 360-10-45-5 in accordance with transition guidance 205-20-65-1.

The pending content of ASC 360-10-45-5 states, “A gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a discontinued operation shall be included in

Ms. Monick

December 15, 2015

income from continuing operations before income taxes in the income statement of a business entity. If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses.” As a result of our adoption of ASU 2014-08, our properties classified as held for sale and sold since January 1, 2014 did not meet the criteria for inclusion in discontinued operations. Accordingly, our classification of gain on sales of such properties and land parcels within operating income is consistent with the pending content of ASC 360-10-45-5.

It is our understanding that at the June 2014 AICPA – SEC Regulations Committee meeting, the SEC staff communicated that they would not object to presentations that comply with either ASC 360-10-45-5 or Rule 5-03 as supplemented by Rule 3-15 for real estate investment trusts.

In connection with the above, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after your review of the above, should you have any additional questions or need any additional information, please contact the undersigned at 516-944-4572. Thank you.

Sincerely,

Cedar Realty Trust, Inc.

By:	/s/ PHILIP R. MAYS
Philip R. Mays
Chief Financial Officer

cc:	Kristi Marrone, Division of Corporation Finance